September 29, 2010

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Seattle Genetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File Number: 000-32405

Dear Mr. Riedler:

Seattle Genetics, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 25, 2010 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in bold type. Please note that the headings and numbering set forth below correspond to the heading and numbering contained in the Comment Letter.

Item 1 - Business

1.	Please provide the requested disclosure and address the following issues regarding your corporate collaboration, licensing agreements and other material agreements.

•

Provide a discussion of the material terms of the supply agreements with Abbott Laboratories and Organichem and the manufacturing agreements with Laureate Pharma as you have filed them as exhibits. Alternatively, provide a comprehensive analysis as to why the material terms of each of them need not be disclosed.

Response. The Company submits that, for the reasons set forth below, the agreements with Abbott Laboratories, Inc. (“Abbott”), Organichem Corporation (“Organichem”) and Laureate Pharma, Inc. (“Laureate”) identified in the Staff’s comment are not currently material to the Company within the meaning of Regulation S-K Item 601(b)(10). As a result, the Company intends to remove the identified agreements as exhibits to future filings with the Commission. Since the agreements are not material to the Company within the meaning of Regulation S-K Item 601(b)(10), the Company does not believe that it is necessary to add disclosure of the material terms of these agreements to the Form 10-K or other filings. In this regard, the Company believes that additional disclosure of the material terms of the agreements between the Company and Abbott, referenced as Exhibits 10.22, 10.24, 10.31 and 10.32 to the Form 10-K, the agreement between the Company and Organichem, referenced as Exhibit 10.26 to the Form 10-K and the agreement between the Company and Laureate referenced as Exhibit 10.27 to the Form 10-K, would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities, and that none of the agreements with Abbott, Organichem and Laureate identified in the Staff’s comment is required to be filed as an exhibit under Regulation S-K Item 601(b)(10)(ii)(B).

Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence, including any contract “to purchase the major part of registrant’s requirements of goods, services or raw materials… or [any] license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The agreements between the Company and Abbott, Organichem and Laureate were each made in the ordinary course of business and each is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., procuring manufacturing and supply arrangements for drug products). Further, the Company’s business is not “substantially dependent” upon any of the agreements with Abbott, Organichem or Laureate since the Company is not materially dependent on any right to use a patent, formula, trade secret, process or trade name pursuant to any such agreement, and the Company believes that it may obtain its supply of materials from other existing sources or may contract to source additional materials from new manufacturers if required. In addition, the agreements with Abbott, Organichem and Laureate provide that the Company may terminate without material penalty and none of such agreements contain exclusivity provisions or material purchase commitments that would make changing suppliers prohibitive. Further, for the fiscal year ended December 31, 2009, the Company purchased less than $7.5 million dollars in the aggregate in materials from Abbott pursuant to the agreements referenced as Exhibits 10.22, 10.24, 10.31, and 10.32, from Organichem pursuant to the agreement referenced as Exhibit 10.26 and from Laureate pursuant to the agreement referenced as Exhibit 10.27. The aggregate amount of $7.5 million dollars represents approximately five percent of our annual expenses in fiscal year 2009 and, as a result, does not constitute a material commitment on the part of the Company and is even less of a commitment on an individual level pursuant to each agreement with such parties. Accordingly, the Company has concluded that the agreements with Abbott, Organichem and Laureate are not required to be filed as exhibits pursuant to Regulation S-K Item 601(b)(10)(ii)(B). As noted above, the Company intends to remove the filed agreements as exhibits to future filings with the Commission. The Company will, however, continue to evaluate its relationship with each of Abbott, Organichem and Laureate to determine whether its business becomes “substantially dependent” upon the relationships with such parties established by its current and any future agreements with such parties.

•

File as an exhibit the manufacturing agreement the registrant recently entered into with PFMP for the manufacture of commercial quantities of Brentuximab Vedotin and the additional agreements with SAFC and Piramal and disclose the material terms of these agreements. Alternatively, provide a comprehensive analysis as to why the material terms of each of these agreements need not be disclosed nor the agreements filed as exhibits.

Response. The Company submits that, for the reasons set forth below, the agreements with Pierre Fabre Medicament Production, S.A.S. (“PFMP”), Sigma Aldrich Fine Chemicals (“SAFC”) and Piramal Healthcare (“Piramal”) identified in the Staff’s comment are not currently material to the Company within the meaning of Regulation S-K Item 601(b)(10). Since the agreements are not material to the Company within the meaning of Regulation S-K Item 601(b)(10), the Company does not believe that it is necessary to file such agreements or to add disclosure of the material terms of these agreements to the Form 10-K or other filings. In this regard, the Company believes that additional disclosure of the material terms of the agreements would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities, and that none of the agreements with PFMP, SAFC and Piramal identified in the Staff’s comment is required to be filed as an exhibit under Regulation S-K Item 601(b)(10)(ii)(B).

Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence, including any contract “to purchase the major part of registrant’s requirements of goods, services or raw materials… or [any] license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Each of the agreements between the Company and PFMP, SAFC and Piramal were made in the ordinary course of business and each is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., procuring manufacturing and supply arrangements for drug products). Further, the Company’s business is not “substantially dependent” upon any of the agreements with PFMP, SAFC or Piramal since the Company is not materially dependent on any right to use a patent, formula, trade secret, process or trade name pursuant to the agreements and may obtain its supply of materials from other existing sources or may contract to source additional product from new manufacturers if required. For example, material supplied by SAFC can be supplied by AMRI, another contract manufacturer that has supplied the same materials as SAFC in the past to the Company. The agreements with PFMP, SAFC and Piramal provide that the Company may terminate without material penalty and none of such agreements contain exclusivity provisions or material purchase commitments that would make changing suppliers prohibitive. Additionally, the processes conducted by these manufacturers are not unique to any of them. Also, similar to the Company’s response above, the aggregate payments made to the three parties combined in 2009 represent only approximately five percent of the Company’s annual expenses for such year and therefore represent an even lesser amount on an individual basis. Accordingly, the Company has concluded that the agreements with PFMP, SAFC and Piramal are not required to be filed as exhibits pursuant to Regulation S-K Item 601(b)(10)(ii)(B), and that additional disclosure of the material terms of such agreements would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities. The Company will, however, continue to evaluate its relationship with each of PFMP, SAFC and Piramal to determine whether its business becomes “substantially dependent” upon the relationships with such parties established by its current and any future agreements with such parties.

•

File as exhibits the collaboration agreements with GlaxoSmithKline, Daiichi Sankyo, Progenics, MedImmune, Bayer and Celldex or alternatively, provide a comprehensive analysis as to why each of such agreements need not be filed as exhibits.

Response. The Company submits that, for the reasons set forth below, the agreements with GlaxoSmithKline LLC (“GSK”), Daiichi Sankyo Co., Ltd. (“Daiichi”), Progenics Pharmaceuticals, Inc. (“Progenics”), MedImmune, Inc. (“MedImmune”), Bayer Pharmaceuticals Corporation (“Bayer”) and Celldex Therapeutics, Inc. (“Celldex”) (collectively, the “ADC Collaborators”) identified in the Staff’s comment are not currently material to the Company within the meaning of Regulation S-K Item 601(b)(10). Since the agreements are not material to the Company within the meaning of Regulation S-K Item 601(b)(10), none of the agreements with the ADC Collaborators identified above in the Staff’s comment is required to be filed as an exhibit.

Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence, including any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The agreements between the Company and the ADC Collaborators were made in the ordinary course of business and are of the type ordinarily accompanying the kind of business conducted by the Company (i.e., intellectual property licensing). Each agreement with an ADC Collaborator is in form and substance substantially similar and covers the license of the Company’s ADC technology for use with the ADC Collaborators’ proprietary products. The Company plans to continue to license this technology under similar terms in the future and believes that this form of license has become a part of its ordinary course of business. Further, the Company’s business is not “substantially dependent” upon the agreements with the ADC Collaborators since the Company is not materially dependent on any right to use a patent, formula, trade secret, process or trade name pursuant to the agreements and is not substantially dependent on the revenue derived from the agreements with the ADC Collaborators. For example, although we generate revenue pursuant to these agreements, the substantial portion of revenue generated by out-licensing the Company’s intellectual property is related to the dacetuzumab collaboration agreement with Genentech which terminated in June 2010 and the brentuximab vedotin collaboration agreement with Millennium Pharmaceuticals which was entered into in December 2009. Both of those agreements were filed as exhibits to the Company’s Form 10-K and identified as Exhibit 10.29 and Exhibit 10.50, respectively. Compared to these two agreements, the Company has no rights to products developed under the agreements with the ADC Collaborators and is only entitled to receive maintenance fees, milestone payments and royalties on the sale of any resulting products under such agreements. Currently, the Company does not depend in any material respect on the milestone payments, royalties or other rights and benefits under the collaboration agreements with the ADC Collaborators, and none of the Company’s product development programs rely on the agreements with the ADC Collaborators. Accordingly, the Company’s business is not materially dependent on the agreements with the ADC Collaborators, which is the prerequisite for such agreements to be deemed “material contracts” that are required to be filed as exhibits under Regulation S-K Item 601(b)(10)(ii)(B). For the foregoing reasons, the Company has concluded that such agreements are currently not required to be filed as an exhibit under Regulation S-K Item 601(b)(10)(ii)(B).

The Company acknowledges, however, that it may be possible for an individual collaboration agreement with an ADC Collaborator to become material in the future if a product that incorporates the Company’s ADC technology receives marketing approval from the FDA and the milestone payments, royalties or other rights and benefits under such collaboration agreement become material to the Company. Accordingly, the Company acknowledges its obligation to regularly review each of its ADC collaboration agreements and other similar arrangements to evaluate their materiality, and to file any such agreement as an exhibit if at any time the Company determines it has become material and is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

•	For the Millennium Brentuximab Vedotin Collaboration agreement please disclose a narrower royalty range, such as “mid-teens” or “low twenties.”

Response. In response to the Staff’s comment, the Company respectfully advises the Staff that it proposes to include, commencing with the Company’s annual report on Form 10-K for the year ended December 30, 2010, the disclosure set forth below in substantially the same form regarding the material terms of the Company’s collaboration agreement with Millennium Pharmaceuticals. The proposed change to such disclosure (as compared to the disclosure in the Form 10-K) to address the Staff’s comment is highlighted below in bold italic type:

“Millennium Brentuximab Vedotin Collaboration

In December 2009, we entered into a collaboration agreement with Millennium to develop and commercialize brentuximab vedotin, under which Seattle Genetics has United States and Canadian commercial rights and Millennium has commercial rights in the rest of the world. Under the collaboration, we received an upfront payment of $60 million and retain full commercialization rights for brentuximab vedotin in the United States and Canada. Millennium and its Takeda affiliates have exclusive rights to commercialize the product candidate in all countries other than the United States and Canada. We are entitled to receive progress- and sales-dependent milestone payments in addition to tiered royalties starting in the mid-teens and escalating to the mid-twenties based on net sales of brentuximab vedotin within Millennium’s licensed territories, subject to offsets for payments made by Millennium to third parties. Milestone payments to us could total more than $230 million. Millennium is funding half of joint worldwide development costs under the collaboration, excluding costs solely related to development in

Japan, which Millennium is funding. Development funding from Millennium over the first three years of the collaboration is expected to be at least $75 million. Either party may terminate the collaboration agreement if the other party materially breaches the agreement and such breach remains uncured. Millennium may terminate the collaboration agreement for any reason upon prior written notice to us and we may terminate the collaboration agreement in certain circumstances. The collaboration agreement can also be terminated by mutual written consent of the parties. If neither party terminates the collaboration agreement, then the agreement automatically terminates on the expiration of all payment obligations.”

•	For each of the collaboration agreements please disclose the aggregate potential milestone payments and the royalty rate or narrow royalty range that each collaborator has agreed to pay to you.

Response. The Company respectfully submits that for the reasons described above and its belief that the agreements with the ADC Collaborators are not currently material to the Company within the meaning of Regulation S-K Item 601(b)(10), the Company does not believe that it is necessary to add the requested disclosure to the Form 10-K or other filings. Further, since the Company does not control the research, development or commercialization of any products generated by its ADC Collaborators, it is not able to reasonably estimate when, if at all, any milestone payments or royalties may be payable by its ADC Collaborators. If at any time such payments become reasonably estimable and material, it will include such payment amounts and ranges in its filings with the Commission. In this regard, please also refer to the Company’s response above regarding its undertaking to regularly review each of its ADC collaboration agreements and other similar arrangements to evaluate their materiality.

•	For each of the Bayer, Celldex and MedImmune collaboration agreements please disclose the aggregate amount of the milestone payments that have been paid to date.

Response. The Company respectfully submits that for the reasons described above and its belief that the agreements with the ADC Collaborators are not currently material to the Company within the meaning of Regulation S-K Item 601(b)(10), the Company does not believe that it is necessary to add additional disclosure of the material terms of these agreements to the Form 10-K or other filings. In addition, the Company believes that such aggregate amounts paid to date by Bayer, Celldex and MedImmune are not material and would therefore not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities.

•

For each of the in-license agreements please disclose the amounts of aggregate potential milestone payments, milestone payments paid to date, annual maintenance fees and royalty rates or narrow royalty range.

Response. The Company respectfully notes that it has disclosed the aggregate potential milestone payments payable to third parties for all in-license and manufacturing agreements related to its current development programs on Page 53 of the Form 10-K under the heading “Commitments”. As noted on page 53 of the Form 10-K, the aggregate amount of the potential milestone payments disclosed for all development programs is approximately $9.4 million, which the Company currently believes is not material to the Company. Accordingly, the Company also currently believes that the lower aggregate potential milestone payments for each in-license on an individual basis are not material to the Company. In addition, the total aggregate milestone payments made to date are less than $1.5 million across all development programs, which the Company views as not material on both an aggregate and individual basis. Further, the annual maintenance fees the Company must pay to maintain the in-licenses, if any, are in the range of $10,000 to $250,000 per agreement and therefore are also not material to the Company. As a result, the Company believes that additional disclosure of these terms would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities.

However, in response to the Staff’s comment, the Company respectfully advises the Staff that it proposes to include, commencing with the Company’s annual report on Form 10-K for the year ended December 30, 2010, the disclosure set forth below in substantially the same form regarding the terms of the Company’s in-license agreements (except in the case of the in-license with Facet Biotech Corporation for lintuzumab, for which the Company recently announced that it discontinued its development program for lintuzumab; accordingly, disclosure related to lintuzumab will not be included in such annual report). The proposed changes to such disclosure (as compared to the disclosure in the Form 10-K) to address the Staff’s comment are highlighted below in bold italic type:

“License Agreements

Bristol-Myers Squibb. In March 1998, we obtained rights to some of our technologies and product candidates, portions of which are exclusive, through a license agreement with Bristol-Myers Squibb. Through this license, we secured rights to monoclonal antibody-based cancer targeting technologies, including patents, monoclonal antibodies, chemical linkers, a ribosome-inactivating protein and enabling technologies. Under the terms of the license agreement, we are required to pay royalties in the low single digits on net sales of future products incorporating technology licensed from Bristol-Myers Squibb.

PDL BioPharma. In January 2004, as part of the expansion of our then-existing ADC collaboration, PDL BioPharma granted us one license and options for two additional licenses under PDL BioPharma’s antibody humanization patents. We used the initial antibody humanization license for our dacetuzumab product candidate. Under the terms of the license agreements, we are required to pay annual maintenance fees and royalties in the low single digits on net sales of products using PDL BioPharma’s humanization technology.

CMC ICOS Biologics, Inc. In October 2000, we entered into a license agreement with ICOS Corporation, now a wholly-owned subsidiary of Eli Lilly, for non-exclusive rights to use ICOS’ CHEF expression system. In December 2007, CMC Biologics A/S acquired the biologics manufacturing site and all related intellectual property of ICOS from Eli Lilly, including the rights to the CHEF expression system. We use this system to manufacture the antibody components of brentuximab vedotin, SGN-70 and SGN-75 and we may also use it for other monoclonal antibodies in the future. Under the terms of this agreement, we are required to make progress-dependent milestone payments and pay royalties in the low single digits on net sales of products manufactured using the CHEF expression system to CMC ICOS Biologics.

University of Miami. In September 1999, we entered into an exclusive license agreement with the University of Miami, Florida, covering an anti-CD30 monoclonal antibody that is the basis for the antibody component of brentuximab vedotin. Under the terms of this license, we made an upfront payment and are required to pay annual maintenance fees, progress-dependent milestone payments and royalties in the low single digits on net sales of products incorporating technology licensed from the University of Miami.

Mabtech AB. In June 1998, we obtained exclusive, worldwide rights to a monoclonal antibody targeting the CD40 antigen, which is the basis for dacetuzumab, from Mabtech, located in Sweden. Under the terms of this license, we made an up-front payment, are required to make progress-dependent milestone payments and pay royalties in the low single digits on net sales of products incorporating technology licensed from Mabtech.

CLB-Research and Development. Pursuant to a license agreement we entered into in July 2001, we obtained an exclusive license to specific monoclonal antibodies that target cancer and autoimmune disease targets from CLB-Research and Development, a division of Sanquin Blood Supply Foundation, located in the Netherlands. One of these antibodies is the basis for SGN-70 and the antibody component of SGN-75. Under the terms of this agreement, we have made upfront and option exercise payments and are required to make progress-dependent milestone payments and pay royalties in the low single digits on net sales of products incorporating technology licensed from CLB-Research and Development.

Arizona State University. In February 2000, we entered into a license agreement with Arizona State University for a worldwide, exclusive license to the cell-killing agent Auristatin E. We subsequently amended this agreement in August 2004. Under the terms of the amended agreement, we are required to pay annual maintenance fees to Arizona State University until expiration of their patents covering Auristatin E. We are not, however, required to pay any milestone payments or royalties on net sales of products incorporating the auristatins currently used in our ADC technology, and thus we do not expect to pay any milestones or royalties to Arizona State University with respect to products employing our current ADC technology.”

Patents and Proprietary Technology, page 17

2.	Please disclose the total number of patents to which you own the rights for each product group, and the numbers of those patents that you own and in-license.

Response. In response to the Staff’s comment, the Company respectfully advises the Staff that it proposes to include, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 30, 2010, disclosure regarding the Company’s patents in substantially the form set forth below. The Company recently announced that it discontinued its development program for lintuzumab; accordingly, patent disclosure related to lintuzumab will not be included in such annual report. The proposed changes to such disclosure (as compared to the disclosure in the Form 10-K) to address the Staff’s comment are highlighted below in bold italic type:

“For brentuximab vedotin and our ADC technology, our seventeen issued patents will expire between 2020 and 2026 in the United States and Europe, and additional patent applications are pending that, if issued, could increase the patent term to 2030 for certain methods of treatment using brentuximab vedotin. Of these seventeen patents, the Company owns rights to six patents and has exclusively licensed rights to eleven patents. For dacetuzumab, our eight issued patents will expire between 2019 and 2022 and additional patent applications are pending that, if issued, could increase the patent term to 2026. Of these eight issued patents, the Company owns rights to all eight patents. For SGN-75, our four issued patents will expire between 2024 and 2026 and additional patent applications are pending that, if issued, could increase the patent term to 2029 for certain methods of treatment using SGN-75. Of these four issued patents, the Company owns rights to all four patents. For SGN-70, currently no patents have issued; however, patent applications are pending that, if issued, could result in a patent term that would expire between 2025 and 2026. For SGN-19A, our three issued patents will expire between 2024 and 2026 and additional patent applications are pending that, if issued, could increase the patent term to 2028. Of these three issued patents, the Company owns rights to all three patents. For ASG-5ME, our sixteen issued patents will expire between 2014 and 2022 and additional patent applications are pending that, if issued, could increase the patent term to 2030. Of these sixteen patents, the Company exclusively owns rights to three patents, has exclusively licensed rights to eleven patents, and has non-exclusive rights to two patents.”

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 425-527-4000 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ KIRK D. SCHUMACHER
Kirk D. Schumacher
Vice President and General Counsel Seattle Genetics, Inc.